UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Joe & The Juice Holding A/S
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company’s Incorporation or Organization)

Joe & The Juice Holding A/S
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Thomas Noroxe
Chief Executive Officer
Joe & The Juice Holding A/S
Ostergade 26A
DK-1100 Copenhagen
Denmark
Telephone: +45 53 53 39 39
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

and

Thomas Bøgedal Kristiansen Bech-Bruun Law Firm P/S Copenhagen Langelinie Allé 35 Copenhagen 2100 Denmark Telephone: +45 7227-3485	M. Ridgway Barker, Esq. Withers Bergman LLP 1700 East Putnam Avenue, Suite 400 Greenwich, CT 06870 Telephone: (203) 302-4084

November 22, 2023 (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	Email to shareholders
1.2	Notice of the extraordinary general meeting
1.3	Subscription document
1.4	Legend

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801 under the U.S. Securities Act of 1933, as amended, is included in Exhibit 1.4 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X are being filed concurrently with the Securities and Exchange Commission on November 22, 2023.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joe & The Juice Holding A/S

By:	/s/ Thomas Noroxe
Name:	Thomas Noroxe
Title:	Chief Executive Officer

Date:	November 22, 2023